Exhibit (e)(2)

FORM OF CHANGE IN CONTROL AGREEMENT

THIS AGREEMENT made as of the __ st day of________ , 200__ ..

BETWEEN

FAIRMONT HOTELS & RESORTS INC.,
a corporation organized under the Canada Business Corporations Act, (the "Corporation")

OF THE FIRST PART

-and -

___________, of the City of Toronto, in the Province of Ontario (the "Executive" or, sometimes, "You")

OF THE SECOND PART

WHEREAS the Board of Directors of the Corporation (the "Board") recognizes that the establishment and maintenance of a sound and vital management team is essential to the protection and enhancement of the best interests of the Corporation and its shareholders;

AND WHEREAS the Board further recognizes that an employee is most vulnerable at the point of termination from employment; and that an employer has, and will be held to an obligation of, good faith and fair dealing in the manner of dismissing employees;

AND WHEREAS the Board further recognizes that, as is the case with many publicly held corporations, the possibility of a Change in Control of the Corporation could arise and create a climate of uncertainty among the Corporation's Officers, and could result in the resignation or distraction of such Officers to the detriment of the Corporation and its shareholders;

AND WHEREAS, the Board believes it is important, should the Corporation or its shareholders receive a proposal for transfer of control of the Corporation, that the Executive be able to assess and advise the Board whether such proposal would be in the best interests of the Corporation and its shareholders and to take such other action regarding such proposal as the Board might determine to be appropriate, without being influenced by the uncertainties of his own situation.

AND WHEREAS, in order to induce the Executive to remain in the employ of the Corporation and to assure the Corporation of his continued and undivided attention and services, notwithstanding any events which might result in a Change in Control of the Corporation, this Agreement, which has been approved by the Board, records certain benefits extended to the Executive.

AND WHEREAS this Agreement supersedes any previous change in control agreement between the parties.

NOW THEREFORE, in consideration of the covenants and agreements hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged by each of the Parties), the Parties hereby mutually covenant and agree as follows:

ARTICLE 1 - TERM

1.01   Term

        This Agreement shall commence on the date hereof and shall continue in effect through December 31, 200_; provided, however, that commencing on January 1, 200_ and each January 1 thereafter, the term of this Agreement shall automatically be extended for one additional year until such time as there shall occur a Change in Control of the Corporation and for a period of three years from the effective date of such Change in Control (the "Term"); provided, however, that if payment of compensation and benefits has begun under this Agreement, the payment of such compensation and benefits shall continue beyond the end of the Term in accordance with the applicable provisions of this Agreement.

ARTICLE 2 - CHANGE IN CONTROL

2.01   Compensation and Benefits not until

        The parties acknowledge and agree that no compensation or benefits shall be payable hereunder unless and until there shall have occurred both (i) a Change in Control of the Corporation and (ii) the termination of the Executive's employment or Disability in accordance with the Terms of this Agreement.

2.02   "Change in Control"

        For purposes of this Agreement, a "Change in Control" of the Corporation shall be deemed to have occurred if:

(a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any persons acting jointly or in concert with the foregoing, as defined in Section 91 of the Securities Act (Ontario), as amended from time to time, is or becomes the beneficial owner directly or indirectly of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of the directors of the Corporation (the "Voting Shares") or such lesser percentage of Voting Shares as is then set out in any shareholder rights agreement or plan as would trigger the operation of such agreement or plan;

(b) pursuant to a single election or appointment or a series of elections or appointments over any period from and after the date of this Agreement (i) those individuals who at the date of the Agreement constituted the Board, together with (ii) any new or additional director or directors whose nomination for election by the Corporation's shareholders, or whose appointment to the Board by the Board, has been approved by at least 75% of the votes cast by all of the directors then still in office, who either were directors at the date of this Agreement or whose appointment or nomination for election was previously so approved cease for any reason to constitute a majority of the Board;

(c) the Corporation shall have disposed of all or substantially all of its assets, as contemplated by, and pursuant to the provisions of, the Canada Business Corporations Act, and for greater certainty where the Corporation shall have disposed of assets representing 50% or more of the net book value of the total assets of the Corporation, determined as of the date of the audited financial statements of the Corporation then most recently published, the Corporation shall be deemed to have disposed of "all or substantially all" of its assets for purposes of this Agreement;

(d) 10% or more of the value of the assets of the Corporation, or the Voting Shares of the Corporation, are about to be transferred, or have been transferred, because of any taking, seizure, or defeasance as a result of, or in connection with (i) nationalization, expropriation, confiscation, coercion, force, or duress, or other similar action, or (ii) the imposition of a confiscatory tax, assessment, or other governmental charge or levy. The value of the assets of the Corporation shall be determined as of the date of the audited financial statements of the Corporation then most recently published prior to the date of such transfer; or

(e) the Board, by resolution duly adopted by the affirmative vote of a simple majority of the votes cast by the Board, determines that for purposes of this Agreement, a Change in Control of the Corporation has occurred.

2.03   When Compensation and Benefits Payable

        Upon the occurrence of both (i) a Change in Control of the Corporation and (ii) the termination of the Executive's employment or Disability in accordance with the terms of this Agreement, the provisions of Section 6.0 hereof in respect of the compensation and benefits payable, as applicable, shall apply.

ARTICLE 3 - POTENTIAL IN CONTROL

3.01   Potential Change in Control

        For purposes of this Agreement, a "Potential Change in Control" of the Corporation shall be deemed to have occurred if

(a) the Corporation or any shareholder enters into an agreement, the consummation of which would result in the occurrence of a Change in Control of the Corporation;

(b) any person publicly announces (including an announcement by the Corporation) an intention to take actions which, if consummated, would constitute a Change in Control of the Corporation;

(c) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any persons acting jointly or in concert with the foregoing, as defined in Section 91 of the Securities Act (Ontario), as amended from time to time, is or becomes the beneficial owner directly or indirectly of securities of the Corporation representing 15% or more of the Corporation's outstanding Voting Shares; or

(d) the Board, by resolution duly adopted by the affirmative vote of a simple majority of the votes cast by the Board, determines that, for purposes of this Agreement, a Potential Change in Control of the Corporation has occurred.

3.02   Executive to remain in Employ

        In the event of the occurrence of a Potential Change in Control of the Corporation, the Executive agrees that, subject to the terms and conditions of this Agreement, he will remain in the employ of the Corporation until the earliest of (i) a date which is 270 days from the occurrence of such Potential Change in Control, (ii) the termination of the Executive's employment by reason of his death or his Disability, or Retirement, as contemplated by this Agreement, and (iii) the occurrence of an actual Change in Control of the Corporation.

ARTICLE 4 - DEFINITIONS

        For purposes of this Agreement and for purposes of determining such compensation and benefits as may be payable hereunder following the occurrence of a Change in Control of the Corporation, the following definitions shall apply:

4.01   "Disability"

The Executive's "Disability" shall have occurred in accordance with the provisions of the Corporation's plans or policies related thereto in effect immediately prior to the occurrence of a Change in Control.

4.02   "Retirement"

The Executive's "Retirement" shall have occurred in accordance with the provisions of the Corporation's pension plan.

4.03   "Cause"

        "Cause" means:

(a) the wilful and continued failure by the Executive to substantially perform his duties with the Corporation after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed his duties, and the Executive fails to correct such failure to perform his duties within 30 days after such written demand is delivered to him; provided, however, that if such failure is as a result of the Executive's Disability or Retirement or occurs after the happening of circumstances which entitle the Executive to terminate for Good Reason, the same shall not constitute the basis of "Cause"; or

(b) the wilful engaging by the Executive in conduct which is demonstrably and materially injurious to the Corporation, monetarily or otherwise. For purposes of this definition, any action by the Executive or any failure on his part to act, shall be deemed "wilful" when done (or omitted to be done) by the Executive not in good faith and if when done (or omitted to be done) the Executive had or ought to have had the reasonable belief that his action or omission would not be in the best interests of the Corporation.

        Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by at least 75% of the votes cast by the entire membership of the Board (not including for purposes of calculating such percentage, the Executive if the Executive is then a member of the Board) at a meeting of the Board called and held for such purpose (after reasonable notice to the Executive and an opportunity for him, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clauses (a) or (b) of this section and specifying the particulars thereof in detail.

4.04   "Effective Date"

        "Effective Date" means the date of the occurrence of the specified event constituting a Change in Control of the Corporation.

4.05   "Good Reason"

        "Good Reason" means any of the following, unless the Executive shall have given his express written consent thereto:

(a) Inconsistent Duties. The assignment to the Executive of any duties inconsistent with his status as an executive officer of the Corporation or a material alteration in the nature or status of his responsibilities or duties or reporting relationship from those in effect immediately prior to a Change in Control of the Corporation;

(b) Reduced Salary. A reduction by the Corporation in the Executive's annual base salary as in effect on the date hereof or as the same may be increased from time to time or the failure by the Corporation to grant the Executive a salary increase at a rate commensurate with the increases accorded to other key executives of the Corporation;

(c) Relocation. The Corporation's requiring the Executive to be based anywhere other than the location where the Executive is primarily based at the time of a Change in Control of the Corporation, except for required travel on the

Corporation's business to an extent substantially consistent with the Executive's travel obligations in the ordinary course of business immediately prior to the Change in Control of the Corporation;

(d) Incentive Compensation Plans. The failure by the Corporation to continue in effect any incentive compensation plan in which the Executive participates, including, but not limited to, the Senior Executive Long-Term Incentive Plan ("SELTIP"), Deferred Share Unit Agreements ("DSU" ), Key Employee Stock Option Plan ("KESOP"), Short-Term Incentive Plan ("STIP"), or any other similar plans adopted prior to the Change in Control of the Corporation, unless the Executive is eligible to participate in, and is entitled to the opportunity to receive a comparable level of benefits under, an ongoing substitute or alternative plan (it being understood that the manner or method of payment and the form of consideration need not be the same as existed in the original plans); or the failure by the Corporation to continue the Executive's participation therein on at least as favourable a basis, both in terms of the amount of benefits available to the Executive and the level of his participation relative to other participants, as existed at the time of the Change in Control of the Corporation;

(e) Pension Plan Benefit Plans and Perquisites. The failure by the Corporation to continue to provide the Executive with benefits at least as favourable as those enjoyed by him under the Corporation's registered pension plan (the "Basic Pension Plan") and any supplemental pension plan (the "Supplemental Pension Plan" and, together with the Basic Pension Plan, the "Pension Plans") in which he participates, or any retirement arrangement established for the Executive, or any of the Corporation's life insurance, medical, health, and accident, disability or savings plans in which the Executive was participating at the time of a Change in Control of the Corporation; the taking of any action by the Corporation that would directly or indirectly materially reduce any such benefits on deprive the Executive of any material perquisite enjoyed by him at the time of the Change in Control, including, without limitation and to the extent applicable, the use of a car, aircraft, secretarial services, office space, telephones, computer facilities, expense reimbursement; financial counselling, and professional fees and club dues reimbursement; or the failure by the Corporation to provide the Executive with the number of paid vacation days to which the Executive is entitled in accordance with the Corporation's normal vacation policy in effect at the time of the Change in Control;

(f) Deferred Compensation. The failure by the Corporation to pay the Executive any portion of his then current compensation without his consent or the failure by the Corporation to pay the Executive any installment of deferred compensation at the time such installment is due under any deferred compensation program of the Corporation;

(g) No Assumption by Successor. The failure of the Corporation to obtain a satisfactory agreement from a successor to assume and agree to perform this Agreement as contemplated by Section 8.0 hereof, or if the business or undertaking in connection with which the Executive's services are principally performed is sold at any time after a Change in Control and the Executive's employment is transferred as a result, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, compensation and benefits, as described in paragraphs (d) and (e) above, as provided to the Executive by the Corporation immediately prior to the Change in Control;

(h) Disposition of "All or Substantially All". The disposition by the Corporation of all or substantially all of the assets of the Corporation, as contemplated herein, notwithstanding that the Executive's services were or were not principally performed of such business;

(i) Need No Notice. Any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 5.0 below (and, if applicable, the requirements of Section 4.04 above); for purposes of this Agreement, no such purported termination shall be effective.

ARTICLE 5 - NOTICE OF TERMINATION; DATE OF TERMINATION, ETC.

5.01   Notice of Termination

        Any purported termination of the Executive's employment either by the Executive or by the Corporation shall be communicated by written Notice of Termination to the Executive or to the Corporation, as the case may be, in accordance with Section 10.0 hereof.

5.02   Content of Notice of Termination

        The "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon by the Executive or the Corporation, as the case may be, and shall set forth in reasonable detail the facts and circumstances claimed as the basis for the Executive's terminating his employment or the Corporation's terminating the Executive's employment, as the case may be. The Executive's failure to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of "Good Reason" shall not result in a waiver of his rights hereunder or preclude him from asserting such fact or circumstance in enforcing his rights hereunder.

5.03   Date of Termination and Interim Compensation

        The "Date of Termination" shall mean (i) if the Executive's employment terminates on account of his death, the date of his death; (ii) if the Executive's employment terminates on account of his Retirement, the date of his Retirement, in accordance with the Basic Pension Plan; (iii) if the Executive's employment terminates on account of his Disability, the date of such termination as is set forth in the disability plan or policy of the Corporation applicable to the Executive at that date; or (iv) if the Executive's employment is terminated for any other reason, including by the Corporation for Cause or by the Executive for Good Reason, the date specified in the Notice of Termination (which, in the case of termination by the

Executive for Good Reason, shall be not less than 30 days nor more than 60 days from the date such Notice of Termination is given); provided, however, that if within 30 days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning termination, the Date of Termination shall be the date on which the dispute is finally determined by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable, or the time for appeal therefrom has expired and no appeal has been perfected); provided, however, further, that the Date of Termination shall be extended by a Notice of Dispute, only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any dispute, the Corporation will continue to pay the Executive his full compensation in effect when the Notice of Termination giving rise to the dispute was given, and continue him as a participant in all compensation, benefit, and insurance plans and perquisites in which he was participating when the Notice of Termination giving rise to the dispute was given, until the dispute is finally resolved in accordance with this section. Amounts paid under this section are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement. In no event shall the Date of Termination be later than the Executive's normal retirement date.

ARTICLE 6 - COMPENSATION AND BENEFITS FOLLOWING CHANGE IN CONTROL

6.01             Benefits to be Provided

                    Following both (i) a Change in Control of the Corporation and (ii) the termination of the Executive's employment or Disability in accordance with the terms of this Agreement, the Corporation shall cause to be provided to the Executive the following benefits:

(a) Disability. During any period that the Executive failed to perform his full-time duties with the Corporation as a result of his Disability, he shall continue to receive his base salary at the rate in effect at the commencement of any such period, inclusive of all compensation payable to him under the Corporation's disability insurance coverage or other plans during such period, until his employment is terminated as a result of his Disability as provided in the Basic Pension Plan. Thereafter, the Executive's benefits shall be determined in accordance with the Corporation's insurance programs, the Pension Plans and other benefit or pension plans then in effect, including those listed in Section 4.05 (d) hereof.

(b) Termination by Death, Retirement, for Cause of Other Than for Good Reason. If the Executive's employment shall be terminated on account of death or Retirement, by the Corporation for Cause or by the Executive other than for Good Reason, the Corporation shall pay the Executive his full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given and any amounts to be paid to the Executive pursuant to the Corporation's Pension Plans, and other benefit and pension plans then in effect, including those listed in Section 4.05 (d), and the Corporation shall have no further obligations to the Executive under this Agreement.

(c)  By the Corporation without Cause; By the Executive for Good Reason. If the Executive's employment shall be terminated by the Corporation without Cause and other than for Retirement, Disability or death, or by the Executive for Good Reason, the Executive shall be entitled to the benefits provided below:

(i)           Accrued Compensation. The Corporation shall pay the Executive his full base salary through the Date of Termination at the rate in effect at the time the Notice of Termination is given;

(ii)          Severance Payment. In lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination, the Corporation shall pay to the Executive, as severance pay, not later than the 30th business day following the Date of Termination (the "Payment Date"), a lump sum severance payment (the "Severance Payment") equal to the amount of base salary the Executive would have earned had he continued to be employed until the end of the 24 month period following the Date of Termination (the "Severance Period") assuming that the Executive's rate of monthly base salary during the Severance Period would be equal to the highest monthly rate of base salary which was payable to him by the Corporation (or any corporation affiliated with the Corporation) during the 24 month period immediately preceding the Date of Termination (the "Severance Salary Rate");

(iii)         Incentive Compensation Plans. The Corporation shall pay the Executive any amounts required to be paid to him under the terms of KESOP, SELTIP and DSU or any successor plan(s) in which he participates. In respect of STIP, the Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment Date, an amount in lieu of his participation in STIP during the Severance Period which shall be equal to the sum of: (A) for the year during which the Date of Termination occurs, an amount equal to the greater of (x) the amount payable to the Executive under STIP for that year, determined as if 100% of the target result of the Corporation's performance for that year were achieved and (y) the amount payable to the Executive under STIP for that year, determined as if the actual performance of the Corporation from the beginning of that year to the end of the most recently completed fiscal quarter during that year, if any, prior to the Date of Termination, on an annualized basis, were the actual performance of the Corporation for that year and (B) for each other year or portion thereof remaining in the Severance Period, an amount equal to the Executive's target annual bonus for the year during which the Date of Termination occurs, multiplied by the number of full years remaining in the Severance Period following the year during which the Date of Termination occurs, plus a portion of such target annual bonus for any partial year remaining during the Severance Period prorated based upon the number of days completed during such year. All amounts payable hereunder with respect to STIP shall be determined based upon 100% of the Executive's award under STIP, notwithstanding any discretion of the Committee under STIP to approve the distribution of a smaller amount to the Executive and notwithstanding any discretion of the Committee under STIP to vary the performance criteria or the amount of the awards or payments, and notwithstanding any amendments to STIP occurring after the Change in Control. In respect of the DSU, if the Termination Date is before July 3, 2004, the Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment Date, an amount in lieu of his participation in the DSU during the Severance Period which shall be equal to the amount to which the Executive would be entitled under the DSU if the date of the Change in Control was the date upon which the Executive was entitled to receive payment under the DSU instead of July 3, 2004, as provided in the DSU.

(iv)       Insurance Benefits. The Corporation shall continue to provide the Executive and his dependants with the same level of life, disability, accident, dental and health insurance benefits the Executive and his dependents were receiving or entitled to receive immediately prior to the Date of Termination until the end of the Severance Period; provided, however, that if for any reason such insurance benefit is not provided to the end of the Severance Period, a lump sum payment equal to the present value of the cost thereof shall be made. The contributions by the Executive required under such programs shall be payable to the Corporation or to the insurer, as applicable, on the same basis as if the Executive continued to be employed during the Severance Period.

(v)        Vacation. The Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment Date, an amount equal to all accrued but unused vacation time determined as of the Date of Termination. The amount of such payment shall be determined based upon the Executive's Severance Salary Rate. In no event shall the amount of vacation time to which the Executive is entitled be less than the amount to which he would have been entitled under the vacation policy in effect immediately before the Change in Control.

(vi)       Career Counselling. At the Executive's request, the Corporation shall provide the Executive with career counselling services no less favourable than those made available to former officers of the Corporation of similar standing or rank who terminated employment on or prior to the Change in Control. Such services shall be provided until the Executive obtains subsequent employment or establishes his own business activity. The Executive shall be entitled to obtain such services from the recognized professional career counselling firm of his choice in the major Canadian metropolitan area in or nearest to where he resides at the time he begins to use such services. In order to ensure the provision of such services, the

Corporation and the Executive shall prior to the Payment Date, enter into a contract with the career counselling services firm, pursuant to which such firm shall provide the Executive with the career counselling services required herein.

(vii)      Company Car and Expenses. At any time between the Date of Termination and the Payment Date, the Executive shall be entitled to purchase the car provided to him by the Corporation for his use, at a price calculated on the same basis as that used for the optional purchase of company cars by participants in the Corporation's Executive Automobile Plan in effect immediately prior to the Change in Control. Whether the Executive purchases such car or not, the Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment Date, an amount equal to the expenses that would have been incurred for the use of the car if the Executive had continued to be employed throughout the Severance Period, determined on the assumption that the annual expenses for using the car during each year of the Severance Period were equal to the total amount of expenses incurred by the Executive in connection with the use of the car, and payable or reimbursable by the Corporation, during the year preceding the year in which the Date of Termination occurs; provided, however, that such amount shall not be less than the amount of such expenses (including any reimbursement of taxes) that would have been paid or reimbursed for such year in accordance with the Corporation's policy in effect as of the Change in Control.

(viii)     Financial Counselling. The Corporation shall continue to provide the Executive with the same financial counselling benefits as those to which he was entitled as of the Change in Control. Such services shall be provided throughout the Severance Period, including the preparation of his tax return(s) for himself and his spouse for the taxation year during which the Severance Period ends. In order to ensure the provision of such services, the Corporation and the Executive shall, prior to the Payment Date, enter into a contract with the financial counselling services firm, pursuant to which such firm shall provide the Executive with the financial counselling services required herein.

(ix)       Relocation Assistance. In the event that the Executive elects or is forced to relocate his residence from one metropolitan area to another, involving a distance of not less than 75 miles, for any reason during the twelve (12) month period following the Date of Termination, the Corporation shall provide the Executive with the same level of relocation assistance benefits as that provided under the Corporation's relocation Expenses Policy in effect at the time of the Change in Control, other than those benefits provided at the date hereof under the following headings of that policy: "Temporary Living Expenses", "Equity Protection", "Purchase of a New Property", "Mortgage Interest Differential Payment", "Housing Purchase Subsidy", "Rental Subsidy" and "Bridge Financing". With respect to the

"Home Disposal Assistance" Section of the Corporation's Relocation Expenses Policy, the Executive shall be entitled, in lieu of a payment under the Home Disposal Assistance Plan, to a payment equal to the greater of (x) the "appraised market value" of his current residence and (y) the original purchase price of his current residence plus the cost of any improvements to such residence since the date the Executive purchased it. The amount of his payment shall be paid to the Executive, in cash, in a lump sum, within five (5) days after the determination of the "appraised market value". In consideration of such payment, the Executive agrees to transfer title to his current residence forthwith to the Corporation or to the relocation company engaged by the Corporation, as the Corporation may direct and to deliver to it all title documents in the Executive's possession that relate to the Executive's current residence.

Instead of either of such payments, the Executive shall retain or otherwise dispose of his residence at such time (within such 12 month period) and on such terms and for such consideration as he, in his sole discretion, may determine. In any event, in respect of his existing residence and in respect of any new residence to which he shall relocate, the Corporation shall reimburse the Executive for disbursements made in respect of any legal fees, real estate commissions and real property transfer taxes incidental to the conveyance of the Executive's existing residence and his new residence.

(x)         Executive Medical. The Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment Date, an after-tax amount equal to the present value, determined as of the Date of Termination, of the cost of an annual complete physical examination for each year in the Severance Period in accordance with the Corporation's practice in effect as of the Change in Control.

(xi)        Club Memberships. The Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment Date, an after-tax amount equal to the present value of the annual membership fees, not including any fees for initial membership, for which the Corporation has been paying membership fees for the year of the Date of Termination, that would have been reimbursed to the Executive in respect of the Severance Period, assuming that the annual cost of such club fees was equal to the amount reimbursed to the Executive by the Corporation for the year preceding the year during which the termination occurred.

(xii)       Flexible Perquisites. In lieu of payments to which the Executive is entitled under clauses (vi), (viii), (x) and (xi) of Section 6.0 (c) hereof, the Executive may elect to receive a lump sum payment in cash equal to three times the allotment of annual flexible perquisite dollars which he was granted for the year in which the termination occurred.

(xiii)      Housing Loans. The Corporation shall pay to the Executive, in cash, in a lump sum, no later than the Payment Date, an after-tax amount equal to the present value of the aggregate of all payments which the Corporation would make to or on behalf of the Executive in connection with (A) the balance of the then-current term of any housing loan incurred by the Executive in connection with the Corporation's relocation policy as the same is in effect immediately prior to the Change in Control, and (B) any renewal or replacement of any such housing loan. In calculating the payments which the Corporation would make pursuant to clause (B), it shall be assumed that the housing loan would have been renewed for the maximum period permissible under the Corporation's relocation policy at such interest rate as the principal bank of the Corporation immediately prior to the Change in Control shall advise would be a reasonable estimate of such an interest rate for such period. Any costs or expenses of such bank in connection with providing such an estimate shall be borne by the Corporation.

(xiv)     Professional Membership Fees. The Corporation shall pay the Executive, in cash, in a lump sum, no later than the Payment date, an after-tax amount equal to the present value of the cost of membership fees for membership in professional organizations related to his position and duties with the Corporation that he would have incurred throughout the Severance Period that would have been payable or reimbursable by the Corporation under the terms of its policy in effect as of the Change in Control had he continued to be employed during the Severance Period, assuming that the annual cost of such fees was equal to the amount reimbursed by the Corporation for the year preceding the year during which the termination occurs.

(xv)       Pensions. In addition to the benefits to which the Executive is entitled under the Pension Plans, or any retirement arrangement established with his consent with respect to him, (collectively, such arrangements and the Pension Plans are referred to as the "Retirement Arrangement"), the Executive is entitled to a cash payment ("P") calculated as follows and due no later than the Payment Date:

P=	AxTxF	-A+C-B; where
SxE

"A"      is the lump sum, determined using the same methods and assumptions utilized as at the Date of Termination in cases of cessation of membership under the Basic Pension Plan and assuming his accrued pension is fully vested and is payable without reduction from the later of his age at the Date of Termination and age 55, that is actuarially equivalent to the pension and related death benefits he has accrued under each of the plans or other arrangements comprising the Retirement Arrangement, and including an adjustment for the accelerated taxation of such amount, determined in accordance with the administrative practice utilized by the Corporation in such matters immediately prior to the Change in Control;

"S"       is the Executive's Pensionable Service at his Date of Termination determined under the Retirement Arrangement;

"T"       is equal to "S" augmented by the additional Pensionable Service with which the Executive would have been credited under the Retirement Arrangement had he been employed throughout the Severance Period;

"E"        is the Executive's monthly Highest Plan Earnings at his Date of Termination determined under the Retirement Arrangement;

"F"       is the Executive's monthly Highest Plan Earnings, at the end of the Severance Period, which would have been determined under the Retirement Arrangement assuming that he had been employed throughout the Severance Period and that his earnings had been increased on each January 1st during that period in accordance with the salary and merit increase assumptions which appear in the last actuarial report on the Basic Pension Plan filed prior to the Change in Control with the appropriate governmental authorities;

"B"       is the lump sum, determined using the same methods and assumptions utilized as at the Date of Termination in cases of cessation of membership under the Basic Pension Plan, that is actuarially equivalent to the vested pension that the Executive has earned under the Retirement Arrangement as at the Date of Termination, including an adjustment for the accelerated taxation of such amount, determined in accordance with the administrative practice utilized by the Corporation in such matters immediately prior to the Change in Control; and

"C"       is the lump sum defined as in "B" except that, for eligibility to benefits purposes, the Executive's age and Pensionable Service as at the Date of Termination are each augmented by the length of the Executive's Severance Period. "C" is the lump sum defined as in "B" except that:

1.          if the Executive has either attained age 55 as at the Date of Termination or would attain age 55 by the end of the Severance Period:

-           for purposes of determining eligibility for benefits and the amount of any reduction in the Executive's pension due to the commencement of his pension prior to age 65, including an actuarial reduction, the Executive's age and Pensionable Service as at the Date of Termination are each augmented by the length of the Executive's Severance Period, and

-           "C" shall be computed as at the later of the Date of Termination and the date the Executive attains age 55; and

2.          if the Executive would not have attained age 55 by the end of the Severance Period, "C" shall be computed as at the end of the Severance Period.

Notwithstanding the foregoing, in calculating "P", the following additional principles shall apply: (a) no account shall be taken of any change in the rules of the Retirement Arrangement made after the Change in Control date which adversely affects the Executive; (b) any required consent by the Corporation shall be deemed to have been granted; (c) any discretion in any of the plans or arrangements comprising the Retirement Arrangement which may be exercised by the Chief Executive Officer or the President of the Corporation or the Corporation pursuant to the terms thereof to the benefit of the Executive shall be deemed to have been so exercised; and (d) for greater certainty, in calculating "P", such calculation shall include an adjustment for the accelerated taxation of such amount, determined in accordance with the administrative practice utilized by the Corporation in such matters immediately prior to the Change in Control.

Capitalized terms in this clause which are not defined in this Agreement have the meaning attributed to them under the Retirement Arrangement.

(xvi)      Non-Registered Pension Benefits. If the Executive is entitled to nonregistered pension benefits ("Non-Registered Pension Benefits") which are not provided under a registered pension plan established by the Corporation, the Executive is entitled, in lieu of those benefits, to an additional cash payment due no later than the Payment Date, equal to the portion of the lump sum "B" determined above which is actuarially equivalent to those Non-Registered Pension Benefits. In calculating such cash payment, such calculation shall include an adjustment for the accelerated taxation of such lump sum benefit, determined in accordance with the administrative practice utilized by the Corporation immediately prior to the Change in Control. The Executive shall be paid such amount not later than the Payment Date unless the Executive shall have given the Corporation notice in writing by no later than the business day before the Payment Date that the Executive does not wish to receive such amount. If the Executive receives such amount, such receipt shall be in lieu of any benefits otherwise payable to the Executive under the Non-Registered Pension Benefits; if the Executive gives notice in writing that the Executive does not wish to receive such amount, then the Executive shall continue to be entitled to receive all amounts to which the Executive was entitled under the Non-Registered Pension Benefits immediately prior to the Change in Control;

(xvii)    Legal Fees and Expenses. The Corporation shall pay the Executive's legal fees and expenses incurred by him as a result of his termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement).

(xviii)  Tax Withholding. Unless expressly provided otherwise in an applicable provision of this Agreement, all payments to be made under this Section shall be subject to required statutory deductions at source.

(xix)      Calculations. For purposes of determining the present value of an amount, other than for purposes of clause (c)(xv) above, the interest rate to be used shall be the yield for five year constant maturity Canadian government bonds for the current week taken from the most recent weekly Canadian Debt Strategy published by ScotiaMcLeod Inc. or, if for any reason that report is not available at the relevant time, the most recent weekly report published by another recognized Canadian publisher of a report of similar standing chosen by the Corporation. All calculations of amounts payable under this Agreement shall be subject to verification by the Corporation's independent auditors.

(xx)       No Mitigation. The Executive shall not be required to mitigate the amount of any payment provided for in this Section by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section be reduced by any compensation earned by the Executive as the result of employment, whether by another employer or self-employment, or by pension benefits after the Date of Termination, or otherwise, except as specifically provided in this Section.

ARTICLE 7 - PAYMENT OF BENEFITS

7.01         Payment of Benefits

                The Corporation shall establish and maintain during the term of this Agreement a Trust (the "Trust") with one of the largest trust companies in Canada (determined on the basis of assets under administration) for the purpose of ensuring the payment of the compensation and benefits provided to the Executive under this Agreement. The Executive shall be considered a beneficiary of the Trust for all amounts due and owing to him under this Agreement if for any reason whatsoever the Corporation refuses or otherwise fails to make any such payment in full to him. Notwithstanding the establishment of the Trust, the Corporation shall continue to be primarily obligated to pay the Executive the compensation and benefits provided under this Agreement. The Corporation shall ensure that the Trust shall be capable of paying all amounts due and owing to the Executive under this Agreement when duly called upon to do so. The Executive agrees that a commitment from one of the largest banks in Canada (determined on the basis of net assets) to the trustee of the Trust or to the trustee of the Trust and the Corporation to issue, when called upon to do so, a documentary letter of credit in an amount not less than necessary to pay all benefits from the Trust shall, without limitation, satisfy the obligation of the Corporation set out in the immediately preceding sentence.

ARTICLE 8 - SUCCESSORS; BINDING AGREEMENT

8.01         Assumption by Successors

                The Corporation will require any successor corporation (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation to expressly assume and to agree to perform this Agreement in the same manner and to the same extent as the Corporation, as if no such succession had taken place. Failure of the Corporation to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Corporation in the same amount and on the same terms as the Executive would be entitled to if the Executive were to terminate the Executive's employment for Good Reason following a Change in Control of the Corporation, except that for purposes of implementing the foregoing, the date on which may such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Corporation" shall mean the Corporation as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

8.02         Enforceability by Beneficiaries

                This Agreement shall enure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal or personal representatives, successors and assigns and if the Executive should die while any amount would still be payable to him hereunder if he had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or, if there is no such designee, to his estate.

ARTICLE 9 - MOST FAVOURED-NATION PROVISION

9.01         Where a conflict

                If after a Change in Control of the Corporation there is a conflict between the provisions of this Agreement and the provisions of any incentive compensation plans, benefit plans, the Basic Pension Plan, the Supplemental Pension Plan, any other perquisites payable, or any basis of compensation or the payment of benefits to the Executive, generally, the parties acknowledge and agree that it is intent of this Agreement that the Executive shall receive the maximum of the amounts owing to him hereunder or thereunder and in no event shall the Executive be disadvantaged as a result of such a conflict.

ARTICLE 10 - NOTICES

10.01        Notices

                For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing, shall be deemed to have been duly given when delivered or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing or on the third business day after having been sent by registered mail, postage prepaid, as follows:

      If to the Corporation:
      Fairmont Hotels & Resorts Inc.
      Canadian Pacific Tower
      100 Wellington Street West
      Suite 1600, TD Centre
      P.O. Box 40
      Toronto, Ontario M5K 1B7

      Attention: Corporate Secretary
      Telecopier Number: (416) 874-2600

If to the Executive, at his residence address as noted in the most current personnel records of the Corporation.

                Each of the Corporation and the Executive may from time to time change its address for notice by notice to the other party given in the manner aforesaid.

ARTICLE 11 - MISCELLANEOUS

11.01        Amendment

                No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing. Subject to Section 9.01, no waiver by either party hereto of, or in compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

11.02        Governing Law

                This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 12 - VALIDITY

12.01        Validity

                The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

ARTICLE 13 - COUNTERPARTS

13.01        Counterparts

                This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement.

ARTICLE 14 - NO CONTRACT OF EMPLOYMENT

14.01        No Contract of Employment

                This Agreement shall not be construed as a contract of employment.

ARTICLE 15 - HEADINGS

15.01        Headings

                The division of this Agreement into sections, subsections and clauses, or other portions hereof and the insertion of headings or subheadings, are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 16 - TIME OF THE ESSENCE

16.01        Time of the Essence

                Time shall be of the essence in this Agreement.

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FAIRMONT HOTELS & RESORTS INC.

Per:

Per:

Witness	Executive